COMMENTS RECEIVED ON 06/09/2020

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom Index 2065 Fund

POST-EFFECTIVE AMENDMENT NO. 127

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 51% of the average value of its portfolio.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the market capitalization policy for stocks and disclose corresponding risks if small or mid‐cap stocks will be a principal strategy.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the

Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s credit quality and maturity policy for fixed income investments. If the policy includes below investment grade securities, the Staff requests we include the term “junk bonds.”

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific quality and maturity policy for fixed income investments.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether there are emerging markets issuers and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary, as applicable, and Fund Basics sections of the prospectus.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Buying and selling futures contracts (both long and short positions) in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation.”

C:

The Staff requests we add a risk relating to each fund’s potential investments in futures contracts.

R:

Each fund believes that the risks associated with investing in futures contracts are described in

“Issuer-Specific Changes” and “Leverage Risk” in the Fund Summary and Fund Basics sections of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the funds’ disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect the funds and their investments. If the funds believe that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure is included in “Fund Basics ‐ Principal Investment Risks”:

Many factors affect each fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. A fund's share price changes daily based on the performance of the underlying Fidelity® funds in which it invests. The ability of each fund to meet its investment objective is directly related to its asset allocation among underlying Fidelity® funds and the ability of those funds to meet their investment objectives. If the Adviser's asset allocation strategy does not work as intended, a fund may not achieve its objective. Shareholders should consider that no target date fund is intended as a complete retirement program and there is no guarantee that any single fund will provide sufficient retirement income at or through your retirement. The fund's share price fluctuates, which means you could lose money by investing in the fund, including losses near, at, or after the target retirement date.

In addition, the following disclosure in the SAI will be adjusted in the funds’ next filing (new language is underlined; deleted language crossed off):

~~Reforms and~~ Disruption to Financial Markets and Related Government Intervention ~~in the Financial Markets~~. Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. ~~Reforms are ongoing and their effects are uncertain.~~ Federal, state, local, foreign, and other governments, their regulatory agencies, or self‐regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate‐related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio ~~holdings~~ is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it ~~is not~~ remains uncertain that the U.S. Government or foreign governments will intervene in response to ~~a~~ current or future market disturbances and the effect of any such future intervention cannot be predicted.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Securities Lending Risk.  Securities lending involves the risk that the borrower may fail to return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, an underlying fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral.”

C:

The Staff requests we add a corresponding strategy for securities lending in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in investments that expose the funds to securities lending risk, but rather invest in underlying funds that may have exposure to such strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such strategies through underlying funds.

8)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide a description of the underlying Fidelity funds in the statutory prospectus, as well as the SAI.

R:

We are not aware of any requirement under Form N‐1A to include descriptions of the underlying Fidelity funds in the statutory prospectus. We note that the “Fund Summary” section describes both the type of underlying Fidelity funds and the asset allocation to the underlying funds, and that the “Principal Investment Risks” reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. Therefore, we feel that a description of the underlying funds in the Statement of Additional Information is sufficient for an investor’s consideration of the fund. Accordingly, we have not modified disclosure.

9)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add an Inflation-Protected Debt Exposure risk in the “Fund Summary” section for relevant funds.

R:

We believe that “Inflation-Protected Debt Exposure” is appropriate to add to the “Principal Investment Risks” heading in the Fidelity Freedom Index Income Fund’s “Fund Summary” section, and will add it in the funds’ next filing. Otherwise, we believe that the risks disclosed under the “Principal Investment Risks” heading in the remaining funds’ “Fund Summary” section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds.

10)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add disclosure to the concentration policy to clarify that each fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.